                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                           MACC Private Equities Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552 617 102
               --------------------------------------------------
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                            1380 Kennecott Building,
                           Salt Lake City, Utah 84133
                                 (801) 524-4787
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 28, 1996
               --------------------------------------------------
                              (Date of Event which
                             Requires Filing of this
                                   Statement)


If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- --------------------
CUSIP NO. 552 617 102
- --------------------
- -------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions Bancorporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0227400

- -------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)  [  ]

                                                                      (b)  [  ]
- -------------------------------------------------------------------------------
 3.      SEC USE ONLY

- -------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
- -------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
- -------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah
- -------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                          -0-
   SHARES                  ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          97,265
    EACH                   ----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    97,265
- -------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         97,265
- -------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
- -------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.6%
- -------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  HC,CO
- -------------------------------------------------------------------------------

- --------------------
CUSIP NO. 552 617 102
- --------------------
- -------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions First National Bank

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0189025

- -------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)  [  ]

                                                                      (b)  [  ]
- -------------------------------------------------------------------------------
 3.      SEC USE ONLY

- -------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
- -------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
- -------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- -------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                          -0-
    SHARES                 ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          97,265
    EACH                   ----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    97,265
- -------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         97,265
- -------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
- -------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.6%

- -------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  BK
- -------------------------------------------------------------------------------

         Zions Bancorporation ("Zions") hereby amends its report on Schedule 13D originally filed on May 24, 1996 (the "Schedule 13D") in respect of the Common Stock of MACC Private Equities Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

         On June 14, 1996, Zions transferred its entire holdings of Common Stock to its wholly-owned subsidiary Zions First National Bank (the "Bank").

         (a)-(c), (f) The Bank is a national banking association organized under the laws of the United States, with its principal executive offices at One South Main Street, Salt Lake City, Utah 84111. The Bank is the second largest bank in Utah and provides a full range of banking and related services there. The names of the directors and executive officers of the Bank and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on
Schedule I hereto, which Schedule is incorporated herein by reference.

         (d) Neither the Bank nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Bank nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds required to purchase the 97,265 shares of Common Stock beneficially owned by Zions and the Bank were $1,022,819.80. These funds were derived from working capital.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 97,265 shares of Common Stock, which the Bank and Zions believe represents approximately 9.6% of the outstanding shares of Common Stock.

         (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 97,265 shares of Common Stock held by the Bank.

         (c) On June 4, 1996, Zions purchased 2,000 shares of Common Stock at a cost of $24,000 ($12.00 per share). On June 12, 1996, Zions purchased 2,200 shares of Common Stock at a cost of $24,941 ($11.34 per share). On June 14, 1996, Zions transferred its 76,765 shares of Common Stock to the Bank for $844,415 ($11.00 per share). On June 21, 1996, the Bank purchased 2,000 shares of Common Stock at a cost of $22,675 (or $11.3375 per share). On June 28, 1996, the Bank purchased 18,500 shares of Common Stock at a cost of $223,015 (or $12.05 per share). To the best knowledge of Zions and the Bank, none of the persons listed on Schedule I hereto or in Schedule I to the Schedule 13D has effected any transactions in Common Stock during the past 60 days.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 1996


                                            ZIONS BANCORPORATION



                                            By:  /s/ GARY L. ANDERSON
                                                -------------------------------
                                            Name:  Gary L. Anderson
                                            Title: Senior Vice President, Chief
                                                        Financial Officer and
                                                        Secretary

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 1996


                                            ZIONS FIRST NATIONAL BANK



                                            By:  /s/ GARY L. ANDERSON
                                                -------------------------------
                                            Name:  Gary L. Anderson
                                            Title:  Executive Vice President,
                                                       Chief Financial Officer

                                   SCHEDULE I


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ZIONS FIRST NATIONAL BANK


         The names, business addresses and present principal occupations of the directors and executive officers of Zions First National Bank (the "Bank") are set forth below. If no business address is given, the director's or officer's business address is One South Main Street, Salt Lake City, Utah 84111. The business address of each of the directors of the Bank is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.

Name                          Present Principal Occupation or Employment and Address
- ----                          ------------------------------------------------------

R. Don Cash                   Chairman and Chief Executive Officer, Questar
                              Corporation, Salt Lake City, Utah 84139.

Robert C. Fuehr               Vice President-Public Policy, Telco Business
                              Development, U S WEST, Englewood, Colorado 80111.

Ronald S. Hanson              Retired.

James T. Jensen               Executive Vice President/General Counsel, Savage
                              Industries, Salt Lake City, Utah 84107.

Dixie Leavitt                 President, St. George Temple, St. George, Utah.

Robert A. Madsen, Sr.         Madsen Furniture Co., Salt Lake City, Utah.

Susan Mooney Johnson          Consultant.  Box 3640, Ketchum, Idaho 83340.

Alvin J. Schoenhals           Retired.

Harris H. Simmons             President and Chief Executive Officer, Zions First
                              National Bank.

Roy W. Simmons                Chairman of the Board, Zions First National Bank.

D. Gill Warner                Retired.

Dale W. Westergard            Retired.


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